
SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
WASH, D.C.
352
SECTION



SEC ... MMISSION

02004967

OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-24075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crews & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Union National Plaza, 124 West Capitol
(No. and Street)

Little Rock	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Winton   Cheif Operations Officer   (501)907-2000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose *opinion* is contained *in* this Report*

Moore Stephens Frost
(Name - if *individual, state last, first, middle name*)

425 West Capitol,	Suite 3300 Little Rock	Arkansas	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Winton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crews & Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Don Winton
Signature

Chief Operations Officer
Title

Jacque Anita Handy
Notary Public

Anita Handy My Commission Expires 8/15/02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (1) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions *of confidential treatment of certain portions of this filing*, see *section 240.17a-5(e)(3)*.


SEC MAIL
RECEIVED
MAR 01 2002
SECTION

CREWS & ASSOCIATES, INC. AND SUBSIDIARY

December 31, 2001

Consolidated Financial Statements
And
Supplementary Information

With

Independent Auditor's Report

Contents

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

Independent Auditor's Report


RECEIVED
MAR 01 2002
352

Board of Directors
Crews & Associates, Inc. and Subsidiary
Little Rock, Arkansas

We have audited the accompanying consolidated statement of financial condition of Crews & Associates, Inc. and Subsidiary (the "Company") as of December 31, 2001, and the related consolidated statements of income, retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crews & Associates, Inc. and Subsidiary as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
January 18, 2002

Consolidated Statement of Financial Condition

December 31, 2001

Assets	
Cash (including $260,547 segregated under federal regulation)	$ 1,537,026
Receivables from	
Brokers - dealers and clearing organizations	241,799
Customers	3,951,353
Marketable securities	24,535,105
Furniture, fixtures and office equipment, net	709,894
Deferred tax asset	1,060,000
Cash surrender value of life insurance policies	2,684,214
Employee loans receivable and covenants not to compete	4,394,777
Other assets	672,125
Total assets	$ 39,786,293

Liabilities and Stockholder's Equity	
Payables to	
Brokers - dealers and clearing organizations	$ 1,986,166
Customers	486,442
Accounts payable, accrued expenses and other liabilities	5,140,889
Short-term borrowings	15,200,000
Income taxes payable	36,944
Total liabilities	22,850,441
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding	427
Additional paid-in capital	838,692
Retained earnings	16,096,733
Total stockholder's equity	16,935,852
Total liabilities and stockholder's equity	$ 39,786,293

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

For the Year Ended December 31, 2001

Revenues	
Trading profits	$ 18,667,395
Investment banking and other income	2,216,765
Interest income	831,275
Total revenue	21,715,435
Expenses	
Employee compensation and benefits	14,251,915
Occupancy and equipment	768,517
Amortization of employee loans receivable and covenants not to compete	1,254,573
Communications	643,238
Interest expense	513,672
Business development	371,360
Clearing fees	274,893
Other	252,751
Total expenses	18,330,919
Income before income taxes	3,384,516
Provision for income taxes	1,299,276
Net income	$ 2,085,240

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Retained Earnings

For the Year Ended December 31, 2001

Balance at January 1, 2001	$ 14,011,493
Net income	2,085,240
Balance at December 31, 2001	$ 16,096,733

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 2,085,240
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	189,306
Amortization	1,254,573
Deferred income taxes	(317,000)
Changes in operating assets and liabilities	
Receivables from	
Brokers - dealers and clearing organizations	430,974
Customers	(1,400,548)
Marketable securities	(10,393,508)
Cash surrender value of life insurance	(726,687)
Other assets	(374,542)
Payables to	
Brokers - dealers and clearing organizations	525,718
Customers	(955,315)
Accounts payable, accrued expenses and other liabilities	2,990,573
Income taxes payable	(48,860)
Net cash provided (used) by operating activities	(6,740,076)
Cash flows from investing activities	
Purchase of furniture, fixtures and office equipment	(171,941)
Funds advanced for employee loans receivable and covenant not to compete	(225,000)
Net cash provided (used) by investing activities	(396,941)
Cash flows from financing activities	
Net change in short-term borrowings	6,082,763
Net cash provided (used) in financing activities	6,082,763
Net decrease in cash	(1,054,254)
Cash at beginning of year	2,591,280
Cash at end of year	$ 1,537,026
Cash paid during the year for	
Interest	$ 513,672
Income taxes	1,547,635

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2001

1. Description of Business

Crews & Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is located in Little Rock, Arkansas, and conducts business with other brokers - dealers located throughout the United States on behalf of its customers and for its own account.

During 2001, the Company formed First Security Leasing (the "Subsidiary"), its wholly-owned subsidiary for the purpose of transacting certain lease transactions. The Subsidiary is located in Little Rock, Arkansas and conducts business throughout the United States.

All material intercompany amounts have been eliminated in the consolidated financial statements.

2. Summary of Significant Accounting Policies

a. **Principles of consolidation** – The accompanying consolidation financial statement include the accounts of Crews & Associates, Inc. and its wholly owned subsidiary, First Security Leasing, Inc. All material intercompany accounts and transactions have been eliminated.

b. **Securities transactions** – Securities transactions are captured on the Company's computer system and monitored on a trade date basis and are reflected in the accompanying financial statements on a settlement date basis. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements. Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

c. **Cash equivalents** – For purposes of the statement of cash flows, the Company considers all liquid cash investments with an original maturity of three months or less to be cash equivalents.

d. **Marketable securities** – Marketable securities are valued at market. Any unrealized gains and losses have been reflected as net trading profits in the accompanying consolidated statement of income.

e. **Furniture, fixtures and office equipment** – Furniture, fixtures and office equipment are recorded at cost. Depreciation of furniture, fixtures and office equipment is computed using the straight-line method over estimated useful lives ranging from five to seven years. Amortization of leasehold improvements is computed using the straight-line method over forty years.

2. Summary of Significant Accounting Policies (cont.)

f. **Employee loans receivable and covenants not to compete** – Effective May 1, 2000, First Security Bancorp (the "Parent") purchased all of the outstanding common stock of the Company. In connection with this transaction, the Company entered into agreements with certain employees for covenants not to compete and employee loans totaling $6,258,875. During 2001, the Company entered into similar agreements with certain new employees totaling $225,000. These amounts are being amortized over five years on the straight-line basis. Amortization expense related to these agreements was $1,254,573.

g. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

h. **Related parties** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

i. **Accounting for joint venture** – On July 31, 2001, the Company entered into a joint venture with Vanadis Investment Group, LLC referred to as First Security Vanadis Capital, LLC where each member owns 50%. This investment is accounted for under the equity method of accounting, whereby, each member records its investment at the original invested amount, adjusted by the earnings or losses for the period. The investment in the joint venture is included as other assets at December 31, 2001.

j. **Disclosure about the fair value of financial instruments** – The financial instruments of the Company, consisting of cash at December 31, 2001, are reported in the statement of financial condition at market or fair values.

k. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

3. Cash Segregated Under Federal Regulation

At December 31, 2001, $260,547 of cash was segregated in a special reserve bank account "for the exclusive benefit of customers." Pursuant to Rule 15c3-3 of the Securities and Exchange Commission the Company did not have a required deposit.

4. Receivable from and Payables to Brokers – Dealers and Clearing Organizations, and Customers

The balances shown as receivables from and payables to brokers – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others.

At December 31, 2001, receivables from customers consisted of $1,839,835 from institutional firms and $2,111,518 from retail customers. Payables consisted of $82,533 to institutional firms and $403,909 to retail customers. The institutional firms represent financial institutions, and retail customers represent a diversified clientele, both located throughout the United States.

5. Marketable Securities

At December 31, 2001, marketable securities consisted of the following trading securities, stated at quoted market values:

State and municipal government obligations	$ 22,237,806
U.S. government obligations	971,499
Corporate obligations	1,082,657
Other	243,143
	$ 24,535,105

6. Short-Term Borrowings

At December 31, 2001, the Company had total short-term borrowings with banks of $15,200,000 bearing interest at 5.5%. During the year, short-term borrowings and interest bearing payables to clearing organizations averaged approximately $8,557,349 with a maximum indebtedness of $30,994,854. The average interest rate related to these obligations during the year ended December 31, 2001 was 5.90%.

As of December 31, 2001, the Company had no outstanding obligations which were subordinated to claims of general creditors.

7. Income Taxes

Components of the provision for income taxes for the year ended December 31, 2001 were as follows:

Current provision	$ 1,616,276
Deferred benefit	(317,000)
	$ 1,299,276

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable Federal corporate income tax rate of 34% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit, and nontaxable municipal bond interest income, net of nondeductible interest expense.

The Company utilizes the liability method to determine deferred income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of certain expenses for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities at December 31, 2001 are as follows:

Deferred tax assets	$ 1,142,257
Deferred tax liabilities	(82,257)
Net deferred tax asset	$ 1,060,000

8. Deferred Compensation

The Company has a non-qualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of commissions earned on sales production ("Deferred Commissions") in exchange for benefits payable upon retirement, disability or death. The Deferred Commissions earn interest at a rate of seven percent per annum and are fully vested. Participants are also entitled to receive benefits equal to a portion of their total sales production ("Production Offset"). The Production Offset benefits earn interest at a rate of seven percent per annum and vest over a ten year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $2,405,810 as of December 31, 2001. The Company's net benefit obligation under these arrangements which is reflected in accounts payable, *accrued expenses and other liabilities in the accompanying financial statements was* $1,816,314 at December 31, 2001. During the year ended December 31, 2001, the Company recognized employee compensation and benefit expense associated with this arrangement of approximately $773,425.

9. Commitments and Contingencies

The following schedule reflects the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of December 31, 2001:

Year ending December 31,	
2002	$ 222,466
2003	44,265
2004	14,424
2005	14,424
	$ 295,579

Rent expense was $539,901 for the year ended December 31, 2001.

In the normal course of business, the Company is occasionally a party to lawsuits, claims and customer complaints. The costs to defend and settle such matters have been included in other expense in the accompanying statement of income. As of December 31, 2001, management is of the opinion, based in part on consultation with legal counsel, that the ultimate resolution of pending matters will not have a material adverse effect on the Company's financial condition.

9. **Commitments and Contingencies (cont.)**

In the normal course of business, the Company is a party to financial instrument transactions which could expose the Company to off-balance sheet risk. When securities owed to a customer are not received by the Company for timely delivery, the Company is required to purchase identical securities in the open market to satisfy the commitment. Such purchases may result in losses not reflected in the accompanying financial statements. The Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis. At December 31, 2001 and 2000, this off-balance sheet risk did not have a material adverse effect on the Company's financial condition.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2001, the Company had firm commitments to purchase securities totaling $297,442 and no commitments to sell securities.

At December 31, 2001, the Subsidiary was in the process of completing its first leasing transaction. As a result of this transaction having not been completed prior to year-end, the Subsidiary has recorded approximately $725,000 in deferred commissions payable and $866,000 in deferred revenue. These amounts are included in accounts payable, accrued expenses and other liabilities at December 31, 2001.

10. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 administered by the Securities and Exchange Commission. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of the Company, as defined under the rule, to exceed fifteen times regulatory net capital. At December 31, 2001, the Company had an aggregate indebtedness to net capital ratio of .91 to 1 with $7,970,145 of regulatory net capital, which was $ 7,484,266 in excess of the required minimum regulatory net capital of $485,879.

The accounts of the Subsidiary are not included in the net capital requirement calculation.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated financial statements of Crews & Associates, Inc. and Subsidiary as of December 31, 2001 and have issued our report thereon dated January 18, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 13 through 15 relates to Crews & Associates, Inc. only and is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
January 18, 2002

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2001

Net capital		
Total stockholder's equity from statement of financial condition for Crews & Associates, Inc.		$ 16,938,630
Deduct: Nonallowable assets		7,525,125
Net capital before haircuts on securities positions		9,413,505
Haircuts on securities positions		
Contractual securities commitments	$ 20,650	
Trading positions		
State and municipal government obligations	1,282,370	
U.S. government obligations	36,708	
Corporate obligations	52,238	
Other securities	12,599	
Undue concentration	38,795	1,443,360
Net capital		$ 7,970,145
Aggregate indebtedness		
Payables to brokers and dealers for customers' securities failed to receive	$ 733,610	
Payables to customers	465,665	
Payables to clearing organization	666,571	
Accounts payable and accrued liabilities	256,967	
Other liabilities	5,165,383	
Total aggregate indebtedness		$ 7,288,196
Net capital		$ 7,970,145
Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $7,288,196 or $250,000)		485,879
Net capital in excess of requirement		$ 7,484,266
Ratio of aggregate indebtedness to net capital		91%

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2001.

See accompanying independent auditor's report on additional information.

Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2001

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 465,666
Monies borrowed collateralized by securities carried for the accounts of customers	931,009
Customers' securities failed to receive	733,610
Other	168,457
Total credits	2,298,742
Debit balances	
Debt balances in customers' cash accounts, excluding unsecured accounts and accounts doubtful of collection	3,136,990
Failed to deliver of customers' securities not older than 30 calendar days	21,506
Total debits	3,158,496
Excess of total debits over total credits	$ 859,754
Required deposit	$ -
Amount held on deposit "for the exclusive benefit of customers" at December 31, 2001	$ 260,547

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2001.

See accompanying independent auditor's report on additional information.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2001

	Market value	Number of items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2001 (for which instructions to reduce to possession or control had been issued as of December 31, 2001 but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3)	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditor's report on additional information.

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

Independent Auditor's Report on Internal Controls
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Crews & Associates, Inc., as of December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
January 18, 2002